

SECURITI 07004018 SION


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190

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SEC FILE NUMBER
8 - 48144

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

APB Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

~~20 Exchange Place~~ 17 STATE STREET Suite 1650
(No. and Street)

New York (City) New York (State) ~~10005~~ 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Coyle (212) 293-3410
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Rd (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ed Coyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APB Financial Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLAIRE LEJUEZ
Notary Public, State of New York
Registration #01LE6050722
Qualified In Suffolk County
My Commission Expires Nov. 13, 2010

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APB FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006



SEC MAIL
PROCESSING
RECEIVED
FEB 2 8 2007
SECTION
WASH. D.C.
190

APB FINANCIAL GROUP, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
APB Financial Group, Inc.

We have audited the accompanying statement of financial condition of APB Financial Group, Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of APB Financial Group, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the statement of financial condition.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 23, 2007

APB FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash and cash equivalents	$ 12,535
Receivable from clearing broker, including a clearing deposit of approximately $109,000	625,229
Other receivables	26,702
Due from affiliate	94,515
Equipment, net	27,311
Other assets	44,843
	$ 831,135
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 166,352
Commissions payable	68,950
Rebates payable	73,167
Total liabilities	308,469
Stockholders' equity	
Common stock, no par value, 30,000 shares authorized, 10,500 shares issued and outstanding	10,500
Additional paid-in capital	549,001
Accumulated deficit	(36,835)
Total stockholders' equity	522,666
	$ 831,135

See accompanying notes to financial statements.

APB FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

APB Financial Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD") and the National Futures Association ("NFA") and is an introducing broker registered with the Commodities Futures Trading Commission ("CFTC"). The Company's operations are primarily comprised of securities transactions executed on an agency basis.

2. Summary of significant accounting policies

Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Equipment

Equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method as follows:

Asset	Estimated Useful Lives
Office equipment	5 Years
Furniture and fixtures	7 Years

Commissions and Customer Interest Rebates

Commissions earned from customer securities transactions and the related commission expense is recognized on a settlement date, which does not differ materially from the trade date. Customer interest rebates received from the clearing broker are recognized as earned.

Securities Owned and Securities Sold Short, at Market

The Company values investments in securities and securities sold short that are freely traded and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Unrealized gains and losses from securities sold short are reflected in revenues.

Income Taxes

The Company is not liable for federal and state income taxes, as the stockholder has elected to treat the Company as an "S" Corporation for income tax purposes. As such, the Company's stockholders are generally liable for taxes on corporate income and receives the benefit from corporate losses. However, the Company is liable for city income taxes.

2. Summary of significant accounting policies (continued)

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain 2005 balances have been reclassified to conform to the 2006 presentation.

3. Equipment and leasehold improvements

Details of equipment and leasehold improvements at December 31, 2006 are as follows:

Office equipment	$	283,399
Furniture and fixtures		55,122
		338,521
Less accumulated depreciation and amortization		311,210
	$	27,311

4. Net capital requirement

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2006, the Company's net capital was approximately $329,000, which was approximately $79,000 in excess of its minimum requirement of $250,000.

5. Related party transactions

The Company is one of several affiliated companies that are commonly controlled. A portion of the commissions earned by the Company (approximately $816,000) was from investment entities sponsored by affiliates of the Company. The Company can elect to rebate a portion of the commissions earned. If expenses attributable to such entities exceed the commissions generated, a rebate receivable is recorded. If commissions generated exceed such expenses, a commission payable is recorded. At December 31, 2006, the Company had a gross rebate receivable of $23,502, which is included in other receivables. During 2006, the Company elected to rebate a portion of the commissions earned from such investment entities amounting to approximately $105,000 of which none was payable by the Company at December 31, 2006. Additionally, compensation is paid to the stockholders and officers of the Company based on commission revenues earned. Certain expenses are paid by the Company on behalf of entities that are managed by an affiliate.

An affiliate of the Company has entered into a ten and one half year non-cancelable lease for office space on July 1, 2006, which expires January 31, 2017. The current annual rental under such lease is approximately $218,000. The Company utilizes a portion of this space and, during 2006, bore 100% of the affiliate's annual rental under such lease. The Company leases its portion of the space on a month to month basis from its affiliate.

Due from Affiliate

Due from affiliate represents payments of expenses directly out of the Company on behalf of an affiliate. These amounts will be repaid within the next year. Due from affiliates is approximately $95,000 at December 31, 2006.

6. Off-balance sheet risk and concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2006, the receivable from clearing broker represents commissions receivable earned as an introducing broker for the transactions of its customers.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement and includes a minimum clearing deposit of $100,000.

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Employee benefit plan

An affiliate of the Company has established a 401(k) and profit sharing plan. The plan covers substantially all employees of the Company and provides those employees who are eligible to participate with retirement benefits. Employees are permitted to contribute between 1% and 15% of their annual compensation, subject to certain limitations and restrictions. The Company may make discretionary profit sharing contributions to the plan during 2006. For the year ended December 31, 2006, the Company elected not to make a profit sharing contribution.

9. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

APB FINANCIAL GROUP, INC.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2006

Stockholders' equity		$ 522,666
Less nonallowable assets		
Other receivables		26,702
Due from affiliate		94,515
Equipment and leasehold improvements, net		27,311
Other assets		44,843
		193,371
Net capital before haircuts		329,295
Haircuts		
Security positions		100
Net capital		$ 329,195
Aggregate indebtedness		$ 308,469
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 20,575
Minimum net capital required (under SEC Rule 15c3-1)		$ 250,000
Minimum net capital required (under CFTC Regulation 1.17)		$ 45,000
Excess net capital (under SEC Rule 15c3-1) ($329,195 - $250,000)		$ 79,195
Percentage of aggregate indebtedness to net capital	$ 308,469 / $ 329,195	
		94%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2006.

END